UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Pilgrim’s Pride Corporation
____________________
(Name of Issuer)

Common Stock
________________________
(Title of Class of Securities)

72147K108
____________________________
(CUSIP Number)

January 17, 2013
________________________________
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 72147K108	Page 2 of 10

1	NAME OF REPORTING PERSON Master Global Assets Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.02%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 72147K108	Page 3 of 10

1	NAME OF REPORTING PERSON Michel Daher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,000,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,000,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.02%
12	TYPE OF REPORTING PERSON IN

(1)
Michel Daher, as Chairman and co-owner of Master Global Assets Limited, may be deemed to beneficially own and hold shared voting and dispositive power with respect to the shares of Issuer’s Common Stock owned by Master Global Assets Limited.

CUSIP NO. 72147K108	Page 4 of 10

1	NAME OF REPORTING PERSON Abdallah Daher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,000,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,000,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.02%
12	TYPE OF REPORTING PERSON IN

(1)
Abdallah Daher, as Director and co-owner of Master Global Assets Limited, may be deemed to beneficially own and hold shared voting and dispositive power with the respect to the shares of Issuer’s Common Stock owned by Master Global Assets Limited.

CUSIP NO. 72147K108	Page 5 of 10

Item 1.    (a)                      Name of Issuer: Pilgrim’s Pride Corporation

Item 1.    (b)                     Address of Issuer's Principal Executive Offices:

1770 Promontory Circle,
Greeley, CO 80634-9038

Item 2.    (a)                      Name of Person Filing:

(1)           Master Global Assets Limited
(2)           Michel Daher
(3)           Abdallah Daher

The persons named under this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2.    (b)                      Address of Principal Business Office or if None, Residence:

(1)          Address for Master Global Assets Limited:
Walkers Corporate Services (BVI) Limited
Walkers Chambers
171 Main Street
Round Town Tortola VG91110
British Virgin Islands

(2)          Address for Michel Daher:
P.O. Box 241
Fezol Main Road
Bekaa Valley, Lebanon

(3)          Address for Abdallah Daher:
P.O. Box 241
Fezol Main Road
Bekaa Valley, Lebanon

Item 2.    (c)            Citizenship:

The place of organization for Master Global Assets Limited is the British Virgin Islands.  Michel Daher and Abdallah Daher are citizens of Lebanon.

Item 2.    (d)           Title of Class of Securities:

Common Stock

CUSIP NO. 72147K108	Page 6 of 10

Item 2.       (e)                      Cusip Number: 72147K108

Item 3.    Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.    Ownership

(a)	Amount Beneficially Owned (describe):

13,000,000 shares of Common Stock by each Reporting Person.

(b)	Percent of Class:

5.02%

(c)	Number of shares as to which such person has:

(1)	Master Global Assets Limited:

(i)	Sole power to vote or to direct the vote:

                     0

(ii)	Shared power to vote or to direct the vote:

13,000,000

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

13,000,000

(2)	Michel Daher:

(v)	Sole power to vote or to direct the vote:

0

(vi)	Shared power to vote or to direct the vote:

                                                        13,000,000
(vii)	Sole power to dispose or to direct the disposition of:

0

CUSIP NO. 72147K108	Page 7 of 10

(viii)	Shared power to dispose or to direct the disposition of:

13,000,000
(3)	Abdallah Daher:

(ix)	Sole power to vote or to direct the vote:

0

(x)	Shared power to vote or to direct the vote:

                                                        13,000,000

(xi)	Sole power to dispose or to direct the disposition of:

0

(xii)	Shared power to dispose or to direct the disposition of:

                                                        13,000,000

Item 5.    Ownership of Five Percent or Less of a Class:

    Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.    Identification and Classification of Members of the Group:

Not applicable.

Item 9.    Notice of Dissolution of Group:

Not applicable.

CUSIP NO. 72147K108	Page 8 of 10

Item. 10.   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a.11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2013

MASTER GLOBAL ASSETS LIMITED

By:	/s/ Michel Daher
Michel Daher, Chairman

/s/ Michel Daher
Michel Daher

/s/ Abdallah Daher
Abdallah Daher

CUSIP NO. 72147K108	Page 9 of 10

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement

CUSIP NO. 72147K108	Page 10 of 10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Pilgrim’s Pride Corporation.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to any statement on Schedule 13G or Schedule 13D, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  January 18, 2013

MASTER GLOBAL ASSETS LIMITED

By:	/s/ Michel Daher
Michel Daher, Chairman

/s/ Michel Daher
Michel Daher

/s/ Abdallah Daher
Abdallah Daher